SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No.1)

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Hampden Bancorp, Inc.

(Name of Issuer)

Common Stock ($0.01 Par Value)

(Title of Class of Securities)

40867E107

(CUSIP NUMBER)

Clover Partners, L.P.

100 Crescent Court, Suite575

Dallas, TX 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- with copies to -

Eliot D. Raffkind

Akin, Gump, Strauss, Hauer & Feld, L.L.P.

1700 Pacific Avenue, Suite 4100

Dallas, Texas 75201-4618

(214) 969-2800

October 17, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box   ☒.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 40867E107	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MHC Mutual Conversion Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 367,899
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 367,899
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 367,899
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 40867E107	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clover Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 367,899
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 367,899
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 367,899
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON* PN, IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 40867E107	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clover Investments, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 367,899
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 367,899
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 367,899
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 40867E107	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael C. Mewhinney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 367,899
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 367,899
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 367,899
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D/A

This First Amended Schedule 13D (this “Schedule 13D/A”) amends and restates the Schedule 13D initially filed with the Securities and Exchange Commission on August 22, 2012 and is being filed on behalf of MHC Mutual Conversion Fund, L.P., a Texas limited partnership (the “Fund”), Clover Partners, L.P., a Texas limited partnership and the general partner of the Fund (the “GP”), Clover Investments, L.L.C., a Texas limited liability company and the general partner of the GP (“Clover”), and Michael C. Mewhinney, the principal of Clover, (collectively, the “Reporting Persons”), relating to common stock ($0.01 par value) (the “Common Stock”) of Hampden Bancorp, Inc., a Delaware corporation (the “Issuer”).

This Schedule 13D/A relates to Common Stock of the Issuer purchased by the GP through the account of the Fund. The Fund may direct the vote and disposition of the 367,899 shares of Common Stock it holds directly. The GP serves as the investment adviser and general partner to the Fund and may direct the vote and disposition of the 367,899 shares of Common Stock held by the Fund. Clover serves as the general partner of the GP and may direct the GP to direct the vote and disposition of the 367,899 shares of Common Stock held by the Fund. As the manager of Clover, Mewhinney may direct the vote and disposition of the 367,899 shares of Common Stock held by the Fund.

Item 1.	Security and Issuer

Securities acquired: Common Stock (the “Common Stock”).

Issuer:	Hampden Bancorp, Inc.
19 Harrison Ave.
Springfield, Massachusetts 01102

Item 2.	Identity and Background

(a) This Schedule 13D/A is jointly filed by the Fund, the GP, Clover and Mr. Mewhinney. Because Mr. Mewhinney is the manager of Clover, which is the general partner of the GP (with Mr. Mewhinney, the Fund and Clover hereinafter referred to as the “Controlling Persons”), the Controlling Persons may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all of the Common Stock held by the Fund. The Reporting Persons (as hereinafter defined) are filing this Schedule 13D/A jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

(b) The principal place of business for each of the Reporting Persons is 100 Crescent Court, Suite 575, Dallas, TX 75201.

(c) The principal occupation of Mr. Mewhinney is serving as the managing member of Clover. The principal business of Clover is acting as the general partner of the GP. The principal business of the GP is investment management. The principal business of the Fund is investing in securities.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Fund, the GP and Clover are organized under the laws of the State of Texas. Mr. Mewhinney is a citizen of the United States of America.

Item 3.	Source and Amount of Funds

As of October 17, 2012, the Fund had invested $4,675,005.73 (inclusive of brokerage commissions) in Common Stock of the Issuer. The source of these funds was the working capital of the Fund.

Item 4.	Purpose of the Transaction

The Reporting Persons purchased the Common Stock for investment purposes.

Consistent with their investment purpose, the Reporting Persons have engaged and will continue to engage in communications with one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer (the “Board”), and/or one or more representatives of the Issuer regarding the Issuer, including, but not limited to its business, management, operations, assets, capitalization, financial condition, governance, strategy and future plans. The Reporting Persons have discussed and will continue to discuss ideas that, if effectuated, may result in any of the following: a sale or transfer of a material amount of assets of the Issuer and/or changes in the board of directors or management of the Issuer.

The Reporting Persons may purchase, sell or transfer Common Stock beneficially owned by them from time to time in public transactions depending on economic considerations and, subject to the below, the results of such communications. Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of the Common Stock by applicable law.

On October 17, 2012, the Reporting Persons sent a letter to the Board (the “Board Letter”) regarding the operations of the Issuer. A copy of the Board Letter is attached hereto as Exhibit 2.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a) - (b) The Reporting Persons beneficially own 367,899 shares of Common Stock, which represents 6.2% of the Issuer’s outstanding shares of Common Stock. The percentage of beneficial ownership of the Reporting Persons, as reported in this Schedule 13D/A, was calculated by dividing (i) the total number of shares of Common Stock beneficially owned by each Reporting Person as of October 17, 2012 as set forth in this Schedule 13D/A, by (ii) the 5,968,395, shares of Common Stock outstanding as of September 4, 2012, according to the Issuer’s Form 10-K filed with the Securities and Exchange Commission on September 18, 2012.

The GP, in its capacity as investment manager and general partner to the Fund has power to vote the 367,899 shares of Common Stock and the power to dispose of the 367,899 shares of Common Stock held in the Fund. Clover, in its capacity as general partner of the GP and Mr. Mewhinney, as the managing member of Clover, may each be deemed to beneficially own the Common Stock held in the Fund.

(c) Transactions in the Issuer’s securities by the Reporting Persons during the last sixty days are listed in Annex A attached hereto.

The filing of this Schedule 13D/A shall not be construed as admission that the GP, Clover, or Mr. Mewhinney is for the purposes of Section 13(d) or 13(g) of the Act the beneficial owner of any of the 367,899 shares of Common Stock owned by the Fund. Pursuant to Rule 13d-4, the GP, Clover, and Mr. Mewhinney disclaim all such beneficial ownership.

(c) Transactions in the Issuer’s securities by the Reporting Persons during the last sixty days are listed in Annex A attached hereto.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit	1 Joint Filing Agreement by and among the Reporting Persons.
Exhibit	2 Board Letter

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2012

MHC Mutual Conversion Fund, L.P.

By:	Clover Partners, L.P.

By: Clover Investments, L.L.C., general partner

By:	/s/ John Guerry
Name:	John Guerry
Title:	Principal

Clover Partners, L.P.

By:	Clover Investments, L.L.C., general partner

By:	/s/ John Guerry
Name:	John Guerry
Title:	Principal

Clover Investments, L.L.C.

By:	/s/ John Guerry
Name:	John Guerry
Title:	Principal

/s/ Michael C. Mewhinney
Michael C. Mewhinney